Exhibit 1.02 Conflict Minerals Report

TELEFONAKTIEBOLAGET LM ERICSSON

Conflict Minerals Report for the Year Ended December 31, 2013

This Conflict Minerals Report of Telefonaktiebolaget LM Ericsson for the year ended December 31, 2013 is provided pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the U.S. Securities and Exchange Commission (the “SEC”) to implement disclosure and reporting requirements pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The report presented herein is not audited.

1.	Company Overview

Ericsson is a global provider of telecommunications infrastructure related products and services, including communications networks, services, support solutions and modems.

This report has been prepared by the management of Telefonaktiebolaget LM Ericsson (herein referred to as “Ericsson”, the “Company”, “we”, “us”, or “our”). The report does not include the activities of entities that are not required to be consolidated in our financial statements.

In accordance with the Rule, this report is available on our website: http://www.ericsson.com/thecompany/investors/financial-reports.

2.	Supply Chain

The hardware provided by Ericsson largely consists of electronics. For manufacturing, Ericsson purchases customized and standardized components from several global providers as well as from local and regional suppliers, either off-the-shelf or in accordance with Ericsson’s design or specifications. Certain types of components, such as power modules, are produced in-house and the production of electronic modules and sub-assemblies is mostly outsourced to manufacturing services companies. Production of radio base stations is largely done in-house and on-demand.

Ericsson’s supply chain is complex and has multiple tiers. Ericsson generally enters into frame agreements with its first tier hardware suppliers under which annual specific purchase agreements are entered into and purchase orders are made. Ericsson relies on these suppliers to provide information on the origin of the cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, tin, tantalum, tungsten and gold (“3TG”) contained in components and parts included in Ericsson’s products, including sources of 3TG that are supplied to them from lower tier suppliers. Ericsson’s direct suppliers are required to comply with the requirements in the Ericsson Lists of Banned and Restricted Substances, which include an obligation to provide information on 3TG upon request and to have due diligence processes in place to identify the source and chain of custody of 3TG. Our first tier suppliers are similarly reliant upon information provided by their suppliers. Certain of Ericsson’s large hardware suppliers are also SEC registrants and subject to the Rule.

The identification of first tier suppliers of Ericsson that are in scope under the Rule involved different parts of Ericsson’s global organization including Ericsson’s sourcing organization, regions, business units and local production sites. Suppliers identified to be in scope are first tier suppliers of Ericsson supplying (i) products containing 3TG that Ericsson contracts to manufacture, (ii) materials, parts, components, products and similar, containing 3TG, that are incorporated into or included in a product manufactured by Ericsson, or (iii) materials used in the production of Ericsson’s products where 3TG becomes a part of the final product. Suppliers of products purchased off-the-shelf and not included in, or incorporated into an Ericsson product have been considered not in scope for purposes of the Rule. We surveyed first tier suppliers identified to be in scope and analyzed and followed up responses as deemed appropriate.

Exhibit 1.02 Conflict Minerals Report

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Ericsson believes that industry cooperation is the best way to address issues related to 3TG in an efficient and transparent way. Therefore Ericsson is engaged and actively cooperates with other major manufacturers and participates in 3TG industry initiatives such as the Conflict Free Sourcing Initiative (CFSI) driven by the Global e-Sustainability Initiative (GeSI) and the Electronic Industry Citizenship Coalition (EICC).

We do not typically have a direct relationship with 3TG smelters and refiners and we do not perform or direct audits of these entities within our supply chain.

3.	Due Diligence Process

Ericsson has one global management system, known as the “Ericsson Group Management System” (the “EGMS”). The EGMS is a framework consisting of rules and requirements for Ericsson’s business, specified through process and organization descriptions, policies, directives and instructions. The management system is applied in Ericsson’s operations globally, and its consistency and global reach is designed to build trust in the way Ericsson works. Ericsson does not implement external requirements without analyzing them and putting them into the Ericsson context.

Ericsson has processes in place for the purpose of exercising due diligence in its supply chain. The design of these processes conform substantially to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for gold and for tin, tantalum and tungsten (the “OECD Guidance”). Due diligence within Ericsson is an on-going process, both proactive and reactive, where suppliers are continuously evaluated against Ericsson’s requirements to ensure that these requirements are systematically incorporated in the suppliers’ processes. Ericsson has published additional information about its commitment to responsible sourcing and engagement with its suppliers and other stakeholders in its Sustainability and Corporate Responsibility Report for 2013.

The Company has established a program team for reporting on 3TG and compliance with the Rule. This team consists of representatives from different parts of the organization, including environmental product management, government and industry relations, legal affairs, sourcing and communications. This team is responsible for our 3TG implementation work and senior management is regularly informed about matters relating to 3TG. Controls include, but are not limited to, our Code of Business Ethics and Code of Conduct, which outlines expected behaviors for all Ericsson’s employees and suppliers, and the Ericsson Lists of Banned and Restricted Substances, which include supplier requirements relating to 3TG as described above and are integrated in supplier agreements.

With respect to the OECD requirement to strengthen engagement with suppliers, during 2013, Ericsson strengthened its processes to allow identification of smelters/refiners in the supply chain. Suppliers identified to be in scope were requested to provide information on 3TG in their supply chain through filling in and submitting the EICC/GeSI Conflict Minerals Reporting Template 2.03a via a data tool (the “Template”). We understand that the Template is being used by many companies in their due diligence processes related to 3TG. The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of 3TG included in their products, as well as supplier due diligence. Suppliers were provided with support

Exhibit 1.02 Conflict Minerals Report

material, including the generally available instructions and training illustrating the use of the tool that is available on CFSI’s website. To ensure sufficient quality, a high response rate and to minimize risks, the responses received were continuously analyzed and followed up as deemed appropriate. Several suppliers were contacted via e-mail or telephone to improve the quality of responses and increase the response rate. As part of our risk mitigation efforts these additional efforts were mainly targeted at suppliers that are awarded large parts of our business on an ongoing basis. The data obtained was saved, reviewed and analyzed by Ericsson. We have a global data system to retain relevant documentation.

We have grievance mechanisms whereby employees and suppliers can report violations of Ericsson’s policies and have a whistleblower procedure for the reporting of alleged violations of laws or the Code of Business Ethics that (i) are conducted by Group or local management, and (ii) relate to corruption, questionable accounting or auditing matters or otherwise seriously affect vital interests of the Group or personal health and safety. Violations reported through the whistleblower procedure are handled by Ericsson’s Group Compliance Forum, consisting of representatives from Ericsson’s internal audit function, Group Function Legal Affairs, Group Security, and Group Function Human Resources. Information regarding any incident is reported to the Audit Committee. Reports include measures taken, details of the responsible Group function and the status of any investigation.

4.	Due Diligence Results

We reviewed the supplier responses against criteria developed to determine which responses required further engagement with our suppliers. These criteria were developed to identify whether the responses from suppliers were incomplete as well as inconsistencies within the data reported in the Template. Further inquiries were made as deemed appropriate and, as mentioned above, we have had a risk based approach and have prioritized follow up activities with preferred and approved suppliers.

Responses included the names of over one thousand entities listed by our suppliers as smelters or refiners. We compared these facilities to the CFSI list of smelters and came down to approximately 200 identified smelters. Ericsson was not able to validate the remaining processing facilities as in fact being smelters or refiners. Approximately 30% of the identified smelters were identified as certified Conflict-Free using the CFSI Conflict-Free Smelter Program. Among the identified tantalum smelters, approximately 90% were certified as Conflict-Free. Ericsson supports the refinement and expansion of the list of participating smelters through our membership in the CFSI program.

For the calendar year 2013, our inquiries were made on the supplier level and the supplier responses received provided data at a company or divisional level and not isolated to products provided to us. Inquiries also include responses where suppliers were unable to specify the smelters or refiners used for components supplied to us. We are therefore unable to determine whether any of the 3TG reported by the suppliers were contained in components or parts supplied to us or to validate that any of these smelters or refiners are actually in our supply chain. It has therefore not been possible to link the identified smelters to individual Ericsson products and we have been unable to determine the origin of the 3TG they contain or to determine whether they come from recycled or scrap sources; the facilities used to process them; their country of origin; or their mine or location of origin. We have therefore elected not to present the smelter and refiner names in this report.

Through our participation in CFSI, and requesting our suppliers to complete the Template, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

Exhibit 1.02 Conflict Minerals Report

During 2014, we anticipate to continue to review and evolve our due diligence processes with respect to 3TG. As part of these efforts, we anticipate developing the communication and collaboration with suppliers, aiming to improve their information regarding reliability, quality and response rate. Our continuous engagement in the CFSI program is anticipated to continue. In addition, we anticipate continue working to raise awareness on issues relating to 3TG internally as well as among suppliers. We also plan to publish a public statement on 3TG and have this implemented in our supplier engagement practices.